SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. __)*

C&F FINANCIAL CORPORATION
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

12466Q104
(CUSIP Number)

November 6, 2015
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*        The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

           The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 12466Q104	13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Magnolia Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 171,962
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 171,962
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,962
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 12466Q104	13G	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS The Magnolia Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 171,962
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 171,962
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,962
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
12	TYPE OF REPORTING PERSON IA

CUSIP NO. 12466Q104	13G	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Adam K. Peterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 171,962
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 171,962
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,962
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 12466Q104	13G	Page 5 of 7 Pages

Item 1.	(a)	Name of Issuer:

C&F FINANCIAL CORPORATION

(b)	Address of Issuer’s Principal Executive Offices:

802 Main Street
West Point, VA 23181

Item 2.	(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by Magnolia Capital Fund, LP (“MCF”), The Magnolia Group, LLC (“TMG”), a registered investment adviser, and Adam K. Peterson (each, a “Reporting Person” and, collectively, the “Reporting Persons”) with respect to shares of common stock, par value $1.00 per share of the Issuer (the “Common Stock”) owned directly by MCF.

TMG is the general partner of MCF. Mr. Peterson is the managing member of TMG. TMG and Mr. Peterson may each exercise voting and dispositive power over the Common Stock held by MCF and, as a result, may be deemed to be indirect beneficial owners of shares of Common Stock held by MCF. TMG and Mr. Peterson disclaim beneficial ownership of the Common Stock.

(b)	Address of Principal Business Office or, if None, Residence:

1411 Harney Street, Suite 200
Omaha, Nebraska 68102

(c)	Citizenship:

MCF is a Delaware limited partnership. TMG is an Oklahoma limited liability company and registered investment adviser. Mr. Peterson is a U.S. citizen.

(d)	Title of Class of Securities:

Common Stock, par value $1.00 per share

(e)	CUSIP Number:

12466Q104

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.
(e	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP NO. 12466Q104	13G	Page 6 of 7 Pages

Item 4.	Ownership.

(a)	Amount Beneficially Owned

Mr. Peterson may be deemed the beneficial owner of 171,962 shares of Common Stock held for the account of MCF.

TMG may be deemed the beneficial owner of 171,962 shares of Common Stock held for the account of MCF.

MCF may be deemed the beneficial owner of 171,962 shares of Common Stock that it holds.

(b)	Percent of Class

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(b) for each such Reporting Person. The percentages reported herein have been determined by dividing the number of shares of Common Stock beneficially owned by each of the Reporting Persons by 3,391,468, the number of shares of Common Stock outstanding as of November 3, 2015, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on November 6, 2015 with the Securities and Exchange Commission.

(c)	Number of shares as to which such person has voting and dispositive power.

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(c) for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

CUSIP NO. 12466Q104	13G	Page 7 of 7 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Magnolia Capital Fund, LP

By:	The Magnolia Group, LLC, General Partner

By:	/s/ Adam K. Peterson
Name:	Adam K. Peterson, Manager

The Magnolia Group, LLC

By:	/s/ Adam K. Peterson
Name:	Adam K. Peterson, Manager

Adam K. Peterson

By:	/s/ Adam K. Peterson
Name:	Adam K. Peterson

SCHEDULE 13G

CUSIP No. 12466Q104

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Joint Filing Agreement, dated as of November 16, 2015, by and between Magnolia  Capital Fund, LP, The Magnolia Group, LLC, and Adam K. Peterson.

SCHEDULE 13G

CUSIP No. 12466Q104

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree, as of November 16, 2015, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of C&F Financial Corporation, and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

Dated: November 16, 2015

Magnolia Capital Fund, LP

By:	The Magnolia Group, LLC, General Partner

By:	/s/ Adam K. Peterson
Adam K. Peterson, Manager

The Magnolia Group, LLC

By:	/s/ Adam K. Peterson
Adam K. Peterson, Manager

By:	/s/ Adam K. Peterson
Adam K. Peterson,